Exhibit (a)(15)


                                                                 Media Relations


                                              Credit Suisse Asset Management LLC
                                        466 Lexington Avenue, New York, NY 10017
                                                                            CSAM
                                                                   Leslie Mayock
                                                          Telephone 212-878-9542

                                                         W.T. Blase & Associates
                                                                    Carolyn Lisa
                                                          Telephone 212-221-1079



             Credit Suisse Asset Management to Integrate DLJ's Asset
               Management Group - Expanding Business in Americas

New York, NY, October 6, 2000 - Credit Suisse Asset Management (CSAM) today announced the first steps in integrating DLJ Asset Management Group, Inc. (DLJ-AMG) following Credit Suisse Group's announced acquisition of Donaldson Lufkin & Jenrette. Integration of DLJ-AMG will further strengthen CSAM as a global investment manager with more than $300 billion in assets under management.

"This integration will give a major boost to our market capabilities in the Americas and provide a springboard to further expand our market presence," said Phillip Colebatch, chief executive officer of CSAM.

Jim McCaughan, chief executive officer of CSAM-Americas said, "the integration of DLJ-AMG with CSAM-Americas is a significant and exciting step forward in the development of the services CSAM offers to our clients and investors. As a result of this move, we will offer a broader spectrum of innovative investment products, processes and strategies, more choices in investment services, and an expanded network of highly developed distribution systems to accelerate our growth."

The businesses and investment product lines of the two firms have little overlap and several significant areas of potential synergy. The Private Client Businesses of both CSAM and DLJ-AMG will clearly benefit from a broader set of investment services, trust and estate services, clearer referral sourcing from Credit Suisse First Boston, and scale. "Over the course of the next few months we will focus on capitalizing on this increased business capability to deliver more value to our clients," said McCaughan. "This acquisition gives us the platform to do that."

CSAM expands business in Americas
Page Two

Prior to the merger, DLJ-AMG had approximately 200 employees and $34 billion in assets under management. Following the combination of the two companies, CSAM-Americas will grow to about 800 employees, and increase its asset base to over $100 billion in assets under management.

Once the two firms have merged, Moffett Cochran, chairman and CEO of DLJ-AMG will fill the newly-created position of president of CSAM-Americas, and Martin Jaffe, chief operating officer of DLJ-AMG, will serve as chief financial officer. Both will report to McCaughan, CEO of CSAM-Americas. Cochran and Jaffe will also become members of the CSAM-Americas management committee and Cochran will become a member of the CSAM operating committee. McCaughan, global chief investment officer Larry Smith and Bill Priest, chairman of CSAM-Americas, will continue to serve in their respective positions.

"The two businesses appear to be highly complementary," said Cochran. "In particular, our cash management and alternative investment capability, our trust company and our equity team will strengthen and deepen CSAM's capabilities. In addition, CSAM will get access to DLJ-AMG distribution channels: DLJdirect (DLJ's on-line trading division) Pershing (DLJ's clearing operation) and the ISG unit of DLJ (DLJ's Private Client Advisors.) "I'm looking forward to working with the CSAM team in building one of the biggest integrated investment services platforms in the U.S.," added Cochran.

Prior to the acquisition of DLJ by Credit Suisse Group, DLJ had agreed to acquire the fixed income division of Brundage, Story & Rose, which manages approximately $3 billion of institutional fixed income assets. Under the terms of the acquisition agreement, the Brundage, Story & Rose group will operate autonomously within CSAM-Americas, until year-end 2002.

Credit Suisse Asset Management is the institutional asset management and mutual fund arm of Credit Suisse Group, one of the world's leading financial services companies with over $842 billion in assets under management, including DLJ. Credit Suisse Asset Management, with global investment management activities, employs over 2,200 people worldwide and has global assets under management of more than $300 billion as adjusted for the acquisition of DLJ-AMG.


LEGAL INFORMATION

Holders of DLJ securities should read the Tender Offer Statement on Schedule TO, as amended, filed by Credit Suisse Group, as it contains important information about the tender offer. Investors can obtain such Tender Offer Statement on Schedule TO, as amended, and other filed documents, for free from the US Securities and Exchange Commission's website http://www.sec.gov.

Further Information:
Leslie Mayock, CSAM Corporate Communications              Telephone 212 878 9542

Bill Blase/Carolyn Lisa
W.T. Blase & Associates, Inc.                             Telephone 212 221 1079